SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

CHAMPPS ENTERTAINMENT, INC.

(Name of issuer)

COMMON STOCK

(Title of class of securities)

158787101

(CUSIP number)

STEVEN JOHNSON
CHIEF EXECUTIVE OFFICER
F&H ACQUISITION CORP.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474

(Name, address and telephone number of person
authorized to receive notices and communications)

With a copy to:
EVAN STONE, ESQ.
NEWCASTLE PARTNERS, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474

July 3, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) F&H Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,102,052 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,052 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7% (2)
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 4,102,052 outstanding shares of Common Stock of Champps Entertainment, Inc. (the “Issuer”) owned as of July 3, 2007 by Atticus Global Advisors, Ltd., Atticus Trading, Ltd., Green Way Managed Account Series, Ltd., in respect of its segregated account, Green Way Portfolio D, Timothy R. Barakett, NR Securities, Ltd., and Calpurnia Partners, Ltd. (each a “Shareholder” and, collectively, the “Shareholders”) as represented and warranted in the Voting Agreement (See Item 3 below). An additional 433,786 Shares underlying warrants and a convertible note (which are “out of the money” based on the merger price of $5.60) held by Shareholders or their affiliates would, if issued, also be subject to the Voting Agreement.

(2) Based on 13,792,109 shares of Common Stock issued and outstanding as of July 1, 2007, as represented and warranted in the Merger Agreement (as defined in Item 4 below).

SCHEDULE 13D

Item 1.  Security and Issuer

The class of equity security to which this Schedule 13D relates is the common stock, par value $.01 (the “Common Stock”) of Champps Entertainment, Inc., as Delaware corporation. The principal executive offices of the Issuer are located at 10375 Park Meadows Drive, Suite 560, Littleton, Colorado 80124.

Item 2.  Identity and Background

Items 2(a), 2(b), 2(c) and 2(f). This Statement is filed by F&H Acquisition Corp., a Delaware corporation (“F&H” or the “Reporting Person”). F&H is the parent corporation of Fox & Hound Restaurant Group, which operates pub-themed restaurants under the Fox & Hound® and Bailey's Pub & Grille® brand names. F&H’s principal business address is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The name, citizenship, principal occupation and address of each executive officer and director of F&H are set forth on Schedule I, which is incorporated by reference herein.

Item 2(d). During the last five years, neither the Reporting Person nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). During the last five years, neither the Reporting Person nor any of the persons listed in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

F&H may be deemed to have acquired beneficial ownership of 4,102,052 shares of Common Stock, pursuant to a Voting Agreement, dated as of July 3, 2007, among F&H, Atticus Global Advisors, Ltd., Atticus Trading, Ltd., Green Way Managed Account Series, Ltd., in respect of its segregated account, Green Way Portfolio D, Timothy R. Barakett, NR Securities, Ltd., and Calpurnia Partners, Ltd (the “Voting Agreement”). The Voting Agreement was entered into in connection with, and as consideration for, the execution and delivery of the Merger Agreement (as defined in Item 4 below) by F&H, and F&H did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4.  Purpose of the Transaction

On July 3, 2007, the Issuer, F&H and Last Call Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of F&H ("AcquisitionCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of F&H. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") and each outstanding share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, will be converted into the right to receive $5.60 in cash per share (the "Merger Consideration"). In addition, in the Merger all outstanding options to purchase Shares will be cancelled in exchange for $5.60 in cash, less the applicable option price. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval.

Pursuant to the Voting Agreement, each of the Shareholders has agreed to vote, or execute written consents with respect to, all of the Common Stock held by such Shareholder (i) in favor of approval and adoption of the Merger Agreement, the transactions contemplated thereby (including, without limitation, the Merger) and any actions required in furtherance thereof and (ii) against (a) any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement, (b) any Competing Proposal (as defined in Section 6.6 of the Merger Agreement) and any other proposal for action or agreement that would, in any material respect, impede, interfere with, delay or adversely affect the Merger, and (c) any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement. In addition, each Shareholder has granted an irrevocable proxy to F&H and any designee thereof and each of F&H's officers, as such Shareholder's attorney, agent and proxy with the full power of substitution, to vote and otherwise act with respect to all such Shareholder's Shares at any meeting of the shareholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or pursuant to any action by written consent, in accordance with the foregoing.

Under the Voting Agreement, each Shareholder has agreed not to sell, transfer, pledge, assign or otherwise dispose of its Shares (or enter into a contract with respect to the foregoing), grant any proxies or enter into any voting agreement with respect to its Shares, deposit its Shares in any voting trust or knowingly take any action that would interfere with the performance of its obligations under the Voting Agreement. Each Shareholder has also agreed not to solicit, initiate, facilitate or encourage the making of any Competing Proposals with respect to the Issuer or engage in any negotiations or discussions concerning any Competing Proposal.

The Voting Agreement (including the irrevocable proxy included therein) terminates upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) a mutual written agreement of F&H and Shareholder to terminate the Voting Agreement, or (iii) the consummation of the transactions contemplated by the Merger Agreement.

The foregoing summaries, and all references to the Merger Agreement and the Voting Agreement set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement filed as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

As provided in the Merger Agreement, the articles of incorporation and by-laws of the AcquisitionCo as in effect immediately prior to the Merger, will be the articles of incorporation and by-laws of the surviving corporation after the Merger until thereafter amended. If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the Nasdaq Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange.

Except as indicated above, neither F&H nor, to the knowledge of F&H, any person named in Item 2 has any plans or proposals which relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

The Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

The responses of F&H with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference. The aggregate number of shares reported excludes 433,786 Shares underlying warrants and a convertible note (which are out of the money based on the merger price of $5.60) held by Shareholders or their affiliates which would, if issued, also be subject to the Voting Agreement.

(b) The responses of F&H with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which F&H has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. F&H may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. The number of shares reported as to which F&H has shared power to vote excludes 433,786 Shares underlying warrants and a convertible note (which are out of the money based on the merger price of $5.60) held by Shareholders or their affiliates which would, if issued, also be subject to the Voting Agreement.

Except as set forth in this Schedule 13D, to the knowledge of F&H, no person named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by F&H or, to the knowledge of F&H, the other persons named in Item 2.

(d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that may be deemed to be beneficially owned by the Reporting Person.  According to Amendment No. 31 to Schedule 13D filed on July 5, 2007 with the Commission by Atticus Capital LP, Atticus Management LLC, and Mr. Timothy R. Barakett (the "Atticus Reporting Persons"), Atticus Capital LP acts as adviser for certain investment funds and managed accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the class of securities reported on, including (i) Atticus Global Advisors Ltd., an investment fund whose securities of the Issuer may be deemed to be beneficially owned by the Atticus Reporting Persons, and which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,223,902 shares of the Common Stock of the Issuer; and (ii) NR Securities, Ltd., a managed account whose securities of the Issuer may be deemed to be beneficially owned by the Atticus Reporting Persons, and which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,204,650 shares of the Common Stock of the Issuer.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Voting Agreement and the Merger Agreement and as otherwise described in this Schedule 13D or the Exhibits hereto, to the knowledge of F&H, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of July 3, 2007, by and among F&H Acquisition Corp., Last Call Acquisition Corp. and Champps Entertainment, Inc. (incorporated herein by reference to Exhibit 2.1 to Champps Entertainment, Inc.'s Current Report on Form 8-K, filed July 6, 2007 (Commission File No. 005-51865))

Exhibit 2
Voting Agreement, dated as of July 3, 2007, by and among F&H Acquisition Corp., Atticus Global Advisors, Ltd., Atticus Trading, Ltd., Green Way Managed Account Series, Ltd., in respect of its segregated account, Green Way Portfolio D, Timothy R. Barakett, NR Securities, Ltd., and Calpurnia Partners, Ltd.*

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

F&H ACQUISITION CORP.

By: /s/ Steve Johnson
Name: Steve Johnson
Title: CEO

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF F&H

The following table sets forth the name and present principal occupation of each director and executive officer of F&H. The business address of each such person is 200 Crescent Court, Suite 1400, Dallas, Texas 75201 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Employment

Steven Johnson	Chief Executive Officer of F&H
James Zielke	President and Chief Financial Officer of F&H
Steven Pully, Director	President, Newcastle Capital Management, L.P.*
Clinton Coleman, Director	Vice President, Newcastle Capital Management, L.P.*
Ken Kong, Director	Vice President, Steel Partners, Ltd.**
Avi Goodman, Director	Vice President, Steel Partners, Ltd.**

*Newcastle Capital Management, L.P. is a private investment management firm and the general partner of Newcastle Partners, L.P., a private investment partnership, and certain of its affiliates. Newcastle Partners, L.P. holds an ownership interest in F&H. The address of Newcastle Capital Management, L.P. is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

**Steel Partners, Ltd. is a management and advisory company that provides management services to Steel Partners II, L.P., a private investment partnership, and its affiliates. Steel Partners II, L.P. holds an ownership interest in F&H. The address of Steel Partners, Ltd. Is 590 Madison Avenue, 32nd Floor, New York, NY 10022